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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

FOIA Confidential Treatment

Requested Under 17 C.F.R. § 200.83

Attention:	Suzanne Hayes, Assistant Director
James Rosenberg, Senior Assistant Chief Accountant
Jeffrey Gabor, Staff Attorney
Ada Sarmento, Staff Attorney
Lisa Vanjoske, Assistant Chief Accountant
Vanessa Robertson, Senior Staff Accountant

Re:	Unity Biotechnology, Inc.

Stock-Based Compensation

Registration Statement on Form S-1 (File No. 333-224163)

Ladies and Gentlemen:

On behalf of Unity Biotechnology, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on April 5, 2018.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-1001

April 16, 2018

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” (the “MD&A”) and appears on pages 81 through 83 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company might affect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate [***]-to-1 reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS EQUITY AWARDS SINCE JANUARY 1, 2017

In the preceding twelve months and the period subsequent to the most recent balance sheet date included in the Registration Statement, the Board of Directors, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement. Set forth below in this letter is a discussion of each valuation and option grant, along with a comparison of the estimated fair values of the Company’s common stock to the Midpoint Price.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the twelve months preceding, and the period subsequent to, the most recent balance sheet date included in the Registration Statement, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes.

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-1002

April 16, 2018

Grant Dates**	Number of Shares Underlying Options Grants and Equity Awards	Exercise Price Per Share	Fair Value – Financial Reporting Purposes
January 20, 2017	5,420,095	$1.15	$1.15	(1)
April 18, 2017	1,536,000	$1.15	$1.15	(1)
May 17, 2017	25,000	$1.15	$1.15	(1)
July 26, 2017	1,555,000	$1.15	$1.15	(1)
September 26, 2017	2,008,331	$1.16	$1.34	(1)*
October 27, 2017	1,843,998	$1.16	$1.55	(1)*
December 8, 2017	1,123,175	$1.16	$1.84	(1)*
January 25, 2018	99,500	$1.16	$2.66	(1)*
January 29, 2018	672,168	$1.16	$2.77	(1)*
February 2, 2018	250,000	$1.16	$2.87	(1)*
March 8, 2018	145,000	$3.28	$3.28	(1)
March 25, 2018	290,000	$4.14	$4.14	(1)
April 3, 2018	217,500	$4.14	$4.14	(1)

(1)	Represents the fair value per share of the underlying common stock for financial reporting purposes used to calculate the grant-date fair value of the stock options for which compensation expense is recognized beginning in (i) the year ended December 31, 2017, (ii) the quarterly period ended March 31, 2018 or (iii) the quarterly period ended June 30, 2018.
*	The grant-date fair value of the stock grants dated September 26, 2017 through February 2, 2018 has been adjusted as set forth below under the heading “Historical Fair Value Determination and Methodology—Reassessment of October 2017 Fair Value Determination.”
**	The Board of Directors is also expected to approve option grants to certain employees, officers and directors for an aggregate of approximately 1.7 million shares of the Company’s common stock contingent upon the consummation of the IPO and with an exercise price equal to the final per share price to the public in IPO.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in greater detail in the MD&A, the Company has utilized a combination of (i) the current value method (“CVM”), (ii) the option-pricing method (“OPM”) and (iii) the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock. The CVM value is determined based on our balance sheet and value is then first allocated based on the liquidation preference associated with preferred stock issued as of the valuation date, and then any residual value is assigned to the common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-1003

April 16, 2018

Our Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from our third-party valuation expert. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

The table below sets forth the fair market value determinations of the Company’s common stock as provided by independent third party valuation reports between October 31, 2016 through March 23, 2018:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share	Percentage Increase in Fair Value Per Share from Prior Valuation Report
October 31, 2016	$1.15	N/A
August 31, 2017	$1.16	0.9%
February 5, 2018	$2.95	154.3%
March 9, 2018	$3.28	11.2%
March 16, 2018	$4.14	26.2%

Fair Value Determination (January 20, 2017 through July 26, 2017)

The Company obtained an independent third-party valuation of the Company’s common stock as of October 31, 2016, and, based on its consideration of this valuation and the objective and subjective factors described on pages 82 and 83 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $1.15 per share as of October 31, 2016. The Company utilized this valuation report for each of its grants made on January 20, 2017, April 18, 2017, May 17, 2017 and July 26, 2017.

The independent third-party valuation used a hybrid of the OPM method and the PWERM method, and applied a discount for lack of marketability (“DLOM”) of [***]%, to establish the following values and assigned weighting:

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-1004

April 16, 2018

Valuation Methodology	Estimated Value		Assigned Weight		Estimated Weighted Value
OPM	$	[***]	[***]	%	$	[***]
PWERM(1)	$	[***]	[***]	%	$	[***]
Estimated Weighted Value		—	—		$	[***]

(1)	In the PWERM scenario, it was determined that all value would go to the preferred stockholders with no remaining amounts distributable to common stockholders. As a result, the estimated value was determined to be $[***].

The DLOMs used were derived from the then-current estimates of the time to a liquidity event made by the Company’s Board of Directors, with input from the Company’s senior management and methods of estimation outlined in the AICPA Practice Guide.

Under the OPM, the Company applied the precedent transaction method (the “Backsolve Method”) so that the enterprise value equaled the contemplated value of the Company determined by the Series B preferred stock financing transaction with both existing and new third-party investors, which had its first closing in October 2016. At the time of each of the January 20, 2017, April 18, 2017, May 17, 2017 and July 26, 2017 stock options grants, the Company’s board of directors determined that the fair value of the Company’s common stock remained at $1.15 per share as of the date of such grants and granted stock options effective as of each of those dates with an exercise price of $1.15 per share.

Series B Preferred Stock Financing

In October 2016, the Company completed its initial closing of its Series B Preferred Stock financing and, in a series of closings, issued an aggregate of 32,623,207 shares of our Series B Preferred Stock at a per share price of $4.11 to both existing and new third-party investors. The share price was based on an equity valuation of $250.0 million.

Fair Value Determination (September 26, 2017 through February 2, 2018)

The Company obtained an independent third-party valuation of the Company’s common stock as of August 31, 2017, following the completion of its last closing in its Series B Preferred Stock financing in June 2017, and, based on its consideration of this valuation and the objective and subjective factors described on pages 82 and 83 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $1.16 per share as of August 31, 2017 (the “2017 Valuation”).

The 2017 Valuation estimated an equity value by applying the Backsolve Method to the Company’s Series B Preferred Stock financing. The Backsolve Method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s-length transaction. After estimating the Company’s total equity value based on the sale price of the Company’s Series B Preferred Stock, that value was allocated to the various classes of the Company’s equity using the OPM.

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-1005

April 16, 2018

The selection of the discount for lack of marketability derived from the then-current estimates of the time to a liquidity event made by the Board of Directors, with input from the Company’s senior management and methods of estimation outlined in the AICPA Practice Guide. Based on this analysis, the 2017 Valuation used a discount for lack of marketability of [***]%, to establish the following value:

Series B Backsolve
Value of Equity (in millions)	$	[***]
Time to Event (in years)		[***]
Common Stock Value Per Share [1]	$	[***]
Discount for Lack of Marketability		[***]	%
Estimated Fair Value Per Share	$	[***]

(1)	After discounting to present value.

At the time of each of the September 26, 2017, October 27, 2017, December 8, 2017, January 25, 2018, January 29, 2018 and February 2, 2018 stock options grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $1.16 per share as of the date of such grants and granted stock options effective as of each of those dates with an exercise price of $1.16 per share.

Reassessment of Fourth Quarter Fair Value Determination

In preparation for filing the Registration Statement in connection with the IPO, the Company evaluated whether or not, in retrospect, the value of the common stock on grant dates during the third and fourth quarters of 2017 and on each of January 25, 2018, January 29, 2018, and February 2, 2018 based on the 2017 Valuation was appropriate. The Company determined that, in retrospect, an increase in the valuation of the common had occurred between the August 31, 2017 valuation and February 5, 2018 valuation (discussed below) based on that internal and external value-generating events that had taken place. In hindsight management considered a linear growth of the common stock price from the August 31, 2017 valuation to an estimated common stock price of $2.00 on December 31, 2018 increasing that linear growth rate from December 31, 2017 to the stock price estimated on the February 5, 2018 to align with certain value generating events that occurred in late December 2017 and early January 2018. This provided a better approximation to the fair value of the Company’s common stock as it completed pre-clinical studies and prepared for the submission of an Investigational New Drug (“IND”) application, and as the likelihood of an IPO increased. The Company also considered sensitivity in the linear change in the estimated common stock price determined using this retrospective analysis as applied to the new fair value calculated for each of the various awards in the periods noted above. None of the Company’s analysis concluded a material differences in the amount of stock-based compensation expense recorded as of December 31, 2017 as compared to the linear approach utilized in the retrospective analysis.

Accordingly, the Company has applied a retrospective value of $1.34, $1.55, $1.84, $2.66, $2.77 and $2.87 to the options granted on September 26, 2017, October 27, 2017, December 8, 2017, January 25, 2018, January 29, 2018 and February 2, 2018, respectively, and recorded additional stock compensation expense of approximately $351,000 based on such retrospective values for the applicable periods.

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-1006

April 16, 2018

First 2018 Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of February 5, 2018, and, based on its consideration of this valuation and the objective and subjective factors described on pages 82 and 83 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $2.95 per share as of February 5, 2018 (the “First 2018 Valuation”).

The First 2018 Valuation used a hybrid of the OPM and the PWERM methods and estimated an equity value by utilizing the Backsolve Method for the Company’s Series B Preferred Stock financing, as adjusted on a roll-forward basis, and for the Company’s proposed Series C Preferred Stock financing. While at the time of the First 2018 Valuation, the Company had not yet consummated its Series C Preferred Stock financing, it had circulated and discussed a term sheet with certain institutional investors and was in the process of negotiating the terms of the definitive documents for such transaction. As a result, the Company believed the Series C Preferred Stock financing warranted consideration in determining the fair value of its common stock.

Adjusted Series B Backsolve Method

For the Series B Preferred Stock financing component of the analysis, a [***]% roll-forward increase in the equity value of the Company as of August 31, 2017 was used. The analysis was otherwise similar to the analysis utilized in the 2017 Valuation discussed above and as further set forth in the table below.

Series C Backsolve Method

For the Series C Preferred Stock financing component of the analysis, the Company utilized the PWERM method. For purposes of determining the estimated fair value per share, the Company anticipated two potential future events:

(i)	an IPO in [***] (the “IPO”); and

(iii)	the Company continuing to remain privately held (“Stay Private”).

The Board of Directors, in consultation with management, weighted the aggregate probability of an IPO at [***]% and Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors. The Company believes that the potential future events used in the First 2018 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term following the organizational meeting for its IPO on February 5, 2018, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Board of Directors and management.

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-1007

April 16, 2018

To derive its equity value in the IPO scenario, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs. For the Stay Private scenario, the Company estimated an equity value by applying the Backsolve Method to the Company’s Series C Preferred Stock financing. As discussed above, at the time of the First 2018 Valuation, the Series C Preferred Stock financing had not yet been consummated. However, the Company had circulated and discussed a term sheet with certain institutional investors. The term sheet included an estimated equity valuation of $600 million and a Series C Preferred Stock share price of $5.1972 per share. A significant factor in the establishment of the Series C Preferred Stock share price was the expected participation of several institutional investors who have historically focused on investments in publicly traded companies, but who had expressed interest in participating in the Series C Preferred Stock financing. The expected participation of such institutional investors enabled the Company to establish a higher equity valuation for the Series C Preferred Stock financing than it believes it would have been able to achieve had the Company been expected to Stay Private. After estimating the Company’s total equity value based on the expected sale price of the Company’s Series C Preferred Stock, that value was allocated to the various classes of the Company’s equity using the OPM.

The selection of the discount for lack of marketability was based on the Protective Put Method, which considers the duration of any restrictions or period of anticipated illiquidity in the IPO scenario and Stay Private scenario. As the Company approaches a liquidity event that would result in a ready and liquid market for its stock, the discount for lack of marketability decreases.

Discussion of Estimated Fair Value Per Share Results

The following table sets forth the results of the utilization of the Backsolve Method for the Company’s Series B Preferred Stock financing in 2017, as adjusted on a roll-forward basis, and for the Company’s proposed Series C Preferred Stock financing to determine the estimated fair value per share for the First 2018 Fair Value Determination:

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-1008

April 16, 2018

	Adjusted Series B Backsolve			Series C Backsolve
				IPO			Stay Private
Value of Equity (in millions)	$	[***]		$	[***]		$	[***]
Time to Event (in years)		[***]			[***]			[***]
Common Stock Value Per Share [1]	$	[***]		$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]		$	[***]
Probability Weighting		—			[***]	%		[***]	%
Probability-Weighted Fair Value Per Share	$	[***]			$[***]
Probability Weighting		[***]	%					[***]	%
Aggregate Probability-Weighted Fair Value Per Share		$[***]

(1)	After discounting to present value.

The Company did not make any grants utilizing the First 2018 Fair Value Determination.

Second 2018 Fair Value Determination

Prior to the consummation of the Series C Preferred Stock financing, the Company obtained an independent third-party valuation of the Company’s common stock as of March 8, 2018, and, based on its consideration of this valuation and the objective and subjective factors described on pages 82 and 83 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $3.28 per share as of March 8, 2018 (the “Second 2018 Valuation”).

The Second 2018 Valuation estimated an equity value by utilizing the same methods as the First 2018 Fair Value Determination, with adjustments reflecting (i) the increased likelihood of the IPO scenario following the Company’s confidential submission of a draft Registration Statement with the Commission on March 1, 2018 and (ii) the increased likelihood of the consummation of the Company’s Series C Preferred Stock financing, following the completion of negotiations with institutional investors with respect to the definitive documents for such transaction. Accordingly, the probability of the IPO scenario was increased to [***]%, the probability of the Stay Private scenario was decreased to [***]% and the weighting applied to the Series C Backsolve Method was increased to [***]%. The Company believes that the potential future events used in the Second 2018 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development, including submission of an IND for one of its lead drug candidates, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Board of Directors and management.

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-1009

April 16, 2018

The following table sets forth the results of the utilization of the Backsolve Method for the Company’s Series B Preferred Stock financing in 2017, as adjusted on a roll-forward basis, and for the Company’s proposed Series C Preferred Stock financing to determine the estimated fair value per share for the Second 2018 Fair Value Determination:

	Adjusted Series B Backsolve			Series C Backsolve
				IPO			Stay Private
Value of Equity (in millions)	$	[***]		$	[***]		$	[***]
Time to Event (in years)		[***]			[***]			[***]
Common Stock Value Per Share [1]	$	[***]		$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]		$	[***]
Probability Weighting		—			[***]	%		[***]	%
Probability-Weighted Fair Value Per Share	$	[***]			$[***]
Probability Weighting		[***]	%					[***]	%
Aggregate Probability-Weighted Fair Value Per Share		$[***]

(1)	After discounting to present value.

The Company utilized this valuation report for each of its grants made on March 8, 2018 and April 3, 2018. Given the proximity in time between the grant dates and the valuation date and the limited number of options granted during these dates, the Company determined that an adjustment of the fair value for financial reporting purposes was not necessary.

Third 2018 Fair Value Determination

Following the consummation of the Company’s Series C Preferred Stock financing, the Company obtained an independent third-party valuation of the Company’s common stock as of March 16, 2018 (the “Third 2018 Valuation”), and, based on its consideration of this valuation and the objective and subjective factors described on pages 82 and 83 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $4.14 per share as of March 16, 2018 (the “Estimated Fair Value Per Share”).

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-10010

April 16, 2018

For purposes of the Estimated Fair Value Per Share, the Company utilized the PWERM method and continued to consider two scenarios: (i) an IPO in [***] and (ii) a Stay Private scenario. As the initial closing of the Series C Preferred Stock financing had occurred on March 15, 2018, the Company did not include the Series B Backsolve Method for any portion of the Third 2018 Valuation. The probability of an IPO was also increased to reflect the Company’s continued progress towards an IPO. The Board of Directors, in consultation with management, weighted the aggregate probability of an IPO at [***]% and Stay Private scenario at [***]%. The Company believes that the potential future events used in the Third 2018 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Board of Directors and management.

The following table sets forth the results of the PWERM analysis used to determine the Estimated Fair Value Per Share:

	IPO			Stay Private
Value of Equity (in millions)	$	[***]		$	[***]
Time to Event (in years)		[***]			[***]
Common Stock Value Per Share [1]	$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share		$[***]

(1)	After discounting to present value.

The Company utilized this valuation report for its grants made on March 25, 2018. Given the proximity in time between the grant date and the valuation date, the Company determined that an adjustment of the fair value for financial reporting purposes was not necessary.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect any stock split that the Company might effect prior to the Company’s IPO.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of product development and/or with product candidates to treat a similar indication, (b) a comparison of comparable company valuations at the time of their respective IPOs; (c) developments in the Company’s business, (d) input received from the Company’s “testing the waters meetings,” (e) the Company’s Series C preferred stock financing in March 2018 at $5.1972 per share (f) a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and (g) current market conditions from the Company’s underwriters. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-10011

April 16, 2018

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share	$	[***]	$	[***]	$	[***]

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board of Directors, and the underwriters

COMPARISON OF IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

The primary factor that accounts for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share is the difference in valuation methodology. The valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide on Valuing Equity Securities. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative future events, which inherently decreases the Estimated Fair Value Per Share due to the combination of (i) events other than the IPO scenarios (the stay private scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from the Stay Private scenario nor discounted for a lack of marketability. Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the Company’s IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the Preliminary IPO Price Range, compared to the Estimated Fair Value Per Share, which included the effect of preferences for our preferred stock in relation to the allocations of value in the OPM.

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-10012

April 16, 2018

Notably, the projected equity value of the Company under the most relevant liquidity events, the IPO scenario ($[***] million, bolded in the table on page 11 for emphasis), which does not include the inherent methodology reductions or discounts noted above, and the Estimated Fair Value Per Share in the IPO scenario before any discount for lack of marketability ($[***], bolded in the table on page 11 for emphasis) are both consistent with the Preliminary IPO Price Range. The Estimated Fair Value Per Share also only reflects slightly less than a 20% discount from the share price of the Company’s Series C Preferred Stock of $5.1972, which can be accounted for due to the senior liquidation and dividend preference, voting rights and other contractual rights associated with the Company’s Series C Preferred Stock. The Company believes the Series C Preferred Stock price to be a useful metric for comparative purposes, given that it is the most recent arm’s-length transaction for the sale of the Company’s equity securities. [***].

CONCLUSION

In light of the Company’s determination to retrospectively reassess the fair value of its common stock for purposes of recording stock-based compensation expense related to certain option grants made in the third and fourth quarters of 2017 and on each of January 25, 2018, January 29, 2018, and February 2, 2018, and the comparison of the projected equity values in the IPO scenario and the Company’s equity value at the Preliminary Assumed IPO Price, the Company believes that the deemed per share fair values used as the basis for determining the reassessed stock-based compensation expense for financial reporting purposes are reasonable and appropriate.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-10013

April 16, 2018

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Keith R. Leonard Jr., Unity Biotechnology, Inc.
Robert C. Goeltz, Unity Biotechnology, Inc.
Tamara L. Tompkins, Unity Biotechnology, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY

UNITY BIOTECHNOLOGY, INC.

UBX-10014